December 17, 2013

Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. O'Brien:
This letter sets forth the responses of Tupperware Brands Corporation (the “Company”) to the Staff's comments contained in your letter dated November 26, 2013, relating to the Company's Form 10-K for the fiscal year ended December 29, 2012 (the "2012 Form 10-K"), which was filed on February 26, 2013, and its Form 10-Q for the fiscal quarter ended September 28, 2013 that was filed on November 7, 2013. Based on our conversation with Jenn Do, we are making this response within the agreed upon additional five business day deadline.
We respectfully acknowledge each of the comments provided. For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response. As appropriate within the context of our responses, we have provided revisions planned for future filings, as well as revisions of past filings as we would have prepared them in response to comments provided herein.
Form 10-K for the Fiscal Year ended December 29, 2012
Note 18: Guarantor Information, page 84
1. We note from your response to comment 15 in our letter dated October 10, 2013, that you identified two errors in your condensed consolidating statements of cash flows for each period presented in your 2012 Form 10-K and two subsequent Forms 10-Q. Please provide us with a comprehensive analysis regarding the materiality of the error based on the guidance in ASC 250-10-S99-1. Please note that the condensed consolidating financial statements are provided in lieu of providing separate financial statements for each guarantor subsidiary and should be presented with the same diligence for compliance with US GAAP and Regulation S-X as your consolidated financial statements. As part of your response, please provide us with the disclosures you would provide in accordance with the guidance in ASC 250-10-50-7 - 50-10.
Response:
In November 2013, the Company determined that it had misclassified certain intercompany transactions previously reported in the Condensed Consolidating Statement of Cash Flows for each period included in Note 18, Guarantor Information, in the Company's 2012 Annual Report on Form 10-K and subsequent interim periods. These transactions primarily related to intercompany loans and borrowings between the Parent, Guarantor and Non-Guarantors, as well as an intercompany dividend from the Guarantor to the Parent. Depending on whether it was from the perspective of the Parent, Guarantor or Non-Guarantors, the cash flows related to these transactions should have been classified as either investing or financing activities.
The Company assessed the materiality of these items on its previously issued annual report and quarterly financial statements in accordance with ASC 250-10-S99-1 ("SAB 99"), and concluded that the errors were not material to the consolidated financial statements taken as a whole. Our quantitative analysis is contained in the tables below and includes a comparison of the previously reported cash flow amounts versus the revised cash flow amounts. These misclassifications only impact intercompany items and do not change the total cash flows reported in any column or the consolidated cash flows by row presented in Note 18 or the consolidated statements of cash flows in the Company's 2012 Annual Report and subsequent interim periods.
Under SAB 99, materiality concerns the significance of an item to users of a registrant's financial statements. A matter is "material" if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

It further states that an assessment of materiality requires that one view the facts in the context of the "surrounding circumstances," or the "total mix" of information. In the context of a misstatement of a financial statement item, while the "total mix" includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The substance of the accounting and auditing literature for this analysis is that financial management and the auditor must consider both "quantitative" and "qualitative" factors in assessing an item's materiality. The FASB has long emphasized that materiality cannot be reduced to a numerical formula. The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board's present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment. The FASB rejected a formulaic approach to discharging "the onerous duty of making materiality decisions" in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear:

•	Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

•
Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature.

The Company acknowledges that SAB 99 is primarily contemplating cases where financial statement misstatements are relatively small quantitatively, but that the qualitative factors make the item material. However, the discussion in SAB 99 is not an all-inclusive list of rules, but rather represents an interpretation of the concept of material information to users of the financial statements. Also, SAB 99 focuses on adjustments to revenues and earnings, as opposed to misclassification adjustments. It goes on to state that a registrant and its auditor should evaluate misstatements in light of quantitative and qualitative factors and "consider whether, in relation to individual line item amounts, subtotals, or totals in the financial statements, they materially misstate the financial statements taken as a whole."
In regard to the Company’s specific situation related to the misclassification of cash flow amounts in the Guarantor Information footnote disclosures, the Company has concluded that the misclassification adjustments do not materially misstate the financial statements “taken as a whole,” despite the large value being revised. The Company believes the following facts are relevant in the materiality assessment:

•
The guaranty in the Indenture was established based on the security interest granted by the Guarantor in certain "Tupperware" trademarks and service marks, which is disclosed in Note 18 in the Company's 2012 Annual Report, and not in consideration of the Guarantor's ability to pay interest or settle the Senior Notes through operating cash flows. The Company estimates the value of these trademarks and service marks, which are not reflected in the Company's financial statements, at $3-5 billion, which greatly exceeds the amount of the debt guarantee of $600 million;

•
Tupperware Brands is financially stable and the Company and Senior Notes have investment grade ratings from Standard and Poor's Financial Services, LLC and Moody’s Investors Service, Inc. As such, it is unlikely debt holders would deem it necessary to look beyond the consolidated results of operations and related cash flows, along with the value of the “Tupperware” trademarks and service marks in making investment decisions regarding the Company's debt;

•
In addition to the security interest discussed in the first bullet point above, debt holders would look to the consolidated cash flows from operating activities, which are primarily generated through the operations of the Non-Guarantors, in order to determine results and ability of the Company to service its debt, and not the investing and financing cash flows in the condensed consolidating financial statements;

•
The misclassification adjustments relate to intercompany transactions that are fully eliminated. Therefore, the adjustments have no impact on the consolidated balance sheet, statement of income or statement of cash flows;

•	The misclassifications had no impact on the condensed consolidating balance sheets or condensed consolidating income statements provided under Rule 3-10;

•
The adjustments resulted from misclassifications between operating and investing or financing activities within each respective column of the guarantor financial statements with no change in the total cash flow activity for the Guarantor, Parent and Non-Guarantors;

•
In the annual periods ended 2012 and 2011, the previously reported operating cash flows for the sum of Parent and Guarantor, as well as Non-Guarantors, were understated due to the intercompany misclassification adjustments. Therefore, the debt holders would not have been negatively impacted by the revised operating cash flows, as the revised operating cash flows increased from those previously reported; and

•
The Parent and Guarantor operating cash flows are expected to fluctuate based on the timing and magnitude of intercompany dividends, royalty income and mold rental income, which are in part driven by the tax structure and planning. The Guarantor is responsible for all corporate expenses which results in large operating cash outflows. Therefore, the debt holders do not expect that there will be positive operating cash flows generated solely by the Parent and Guarantor to service the debt collateralized by the security interest in trademarks and service marks noted above.

In addition, SAB 99 provides a list of key qualitative factors to consider. Although SAB 99 states this is not an exhaustive list, the Company believes it includes the most important items that would be considered by users of the financial statements. The qualitative factors in SAB 99 are listed below with the Company’s analysis following:

•
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The misstatement did not arise from an estimate. However, as noted above, the nature of the Company’s misclassifications were not based on an incorrect amount being recorded. The misclassification adjustments only related to certain line items in which cash flows were presented in the condensed consolidating cash flow statements for the periods presented. While we did apply the same diligence in the preparation of these condensed cash flow statements as applied to the consolidated financial statements, and while the cash flows related to all transactions were correct, the classification decisions regarding intercompany transactions made at that time were not correct.

•
whether the misstatement masks a change in earnings or other trends. The misclassification adjustments do not impact earnings, on a consolidated basis or on an intercompany basis. These misclassifications were solely between line items on the condensed consolidating cash flow statements. They do not mask any cash flow trends regarding the Parent, Guarantor or Non-Guarantors, as debt holders would look to consolidated cash flow performance in evaluating the ability of the Company to service debt, and the guaranty is based upon the value of the trademarks and not the cash flows of the Guarantor.

•
whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise. The misclassification adjustments do not impact the Company’s consolidated results. Thus, the Company deems it to be of remote likelihood that equity analysts would use or deem the information included in the condensed consolidating financial statements to be material.

•	whether the misstatement changes a loss into income or vice versa. The misclassification adjustments do not impact earnings.

•
whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability. There is no impact to segment reporting as a result of the misclassification adjustments. In regard to the purpose of the condensed consolidating financial statements, the Guarantor is a significant entity, mainly due to the fact it owns the "Tupperware" trademarks, service-marks and logo formats, the value of which are not recorded on the balance sheet. Otherwise, the Guarantor would not be deemed significant including because it does not have any external sales or profit. Thus, the nature of the adjustments do not change the assets or liabilities, earnings or the total cash flow available to meet debt obligations.

•
whether the misstatement affects the registrant's compliance with regulatory requirements. Other than complying with the rules and regulations of the SEC, the Company does not have any regulatory requirements in this context.

•
whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements. The misclassification adjustments do not impact the determination of compliance with any covenants. The Company’s financial covenants relate to consolidated balances and are not impacted by the adjustments.

•
whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The misclassification adjustments do not impact incentive compensation as the condensed consoidating financial statements do not reflect how achievement is measured under the Company’s incentive programs.

•	whether the misstatement involves concealment of an unlawful transaction. The misclassification adjustments do not conceal an unlawful transaction.
Based on the Company’s facts and circumstances outlined above, the Company does not believe the misclassification adjustments would have changed the judgment of a reasonable person or influenced the decision of a reasonable investor, and the Company believes reliance on its previously issued financial statements can continue. Debt holders evaluate the consolidated cash flows in determining the ability of the Company to service debt obligations with the guaranty of debt supported by the inherent value of the "Tupperware" trademarks and tradenames. As such, the Company deems it appropriate to revise the respective Rule 3-10 cash flow statements to reflect the required classification adjustments in those future filings in which the revised information will be presented.

In addition, the misclassifications do not represent a material misstatement of the Company’s financial statements taken as a whole, based on the Company’s facts and circumstances outlined above, and are not indicative of a material weakness in our internal control over financial reporting. Therefore, we believe that our prior conclusion that our internal control over financial reporting was effective was and remains correct.
The Company has also evaluated the disclosures required by ASC 250-10-50-7 - 50-10. As the nature of the misclassifications do not impact net income, retained earnings or net assets, only paragraph 50-7(a) is applicable. In response to this comment and our conclusions, the Company intends to include the following language in the Guarantor Information included in the December 28, 2013 Form 10-K:
In November 2013, the Company determined that it had misclassified certain intercompany transactions previously reported in the Condensed Consolidating Statement of Cash Flows for each period included in Note 18, Guarantor Information, in the Company's 2012 Annual Report on Form 10-K and the applicable notes in the first and second quarters of 2013. These transactions primarily related to intercompany loans and borrowings between the Parent, Guarantor and Non-Guarantors. Depending on whether it was from the perspective of the Parent, Guarantor or Non-Guarantors, the cash flows related to these transactions should have been classified as either investing or financing activities. These misclassifications do not impact the total net change in cash and cash equivalents reported in each column presented for each period included in Note 18 in the Company's 2012 Annual Report and the applicable notes in the first and second quarters of 2013. There was no impact on the Company's Consolidated Statement of Cash Flows for any of these periods. The Company assessed the materiality of these items on its previously issued annual and quarterly financial statements in accordance with SEC Staff Accounting Bulletin No. 99, and concluded that the errors were not material to the consolidated financial statements taken as a whole. As such, the Company will revise the condensed consolidating statements of cash flows included in the guarantor financial information of future filings in which the revised information is presented, to reflect the required classification adjustments in the respective periods. The condensed consolidating statements of cash flow presented below for the periods ended December 31, 2011 and December 29, 2012, as revised, reflect the correct classification of intercompany transactions as investing and financing activities.

In addition, the Company will provide the tables below in future filings, as applicable:
Condensed Consolidating Statement of Cash Flows

	13 Weeks Ended March 30, 2013
	Parent		Guarantor		Non-Guarantors		Eliminations		Total
(In millions)	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised
Operating Activities:
Net cash (used in) provided by operating activities	$(85.4)	$(1.2)	$88.1	$11.5	$34.4	$27.2	$(23.2)	$(23.6)	$13.9
Investing Activities:
Capital expenditures	—	—	(1.8)	(1.8)	(7.3)	(7.3)	—	—	(9.1)
Proceeds from disposal of property, plant and equipment	—	—	—	—	0.5	0.5	—	—	0.5
Net intercompany loans	—	(0.4)	—	37.7	—	11.3	—	(48.6)	—
Net cash (used in) provided by investing activities	—	(0.4)	(1.8)	35.9	(6.8)	4.5	—	(48.6)	(8.6)
Financing Activities:
Dividend payments to shareholders	(19.7)	(19.7)	—	—	—	—	—	—	(19.7)
Dividend payments to parent	—	—	—	—	(16.4)	(16.4)	16.4	16.4	—
Net proceeds from issuance of senior notes	200.0	200.0	—	—	—	—	—	—	200.0
Proceeds from exercise of stock options	13.8	13.8	—	—	—	—	—	—	13.8
Repurchase of common stock	(103.6)	(103.6)	—	—	—	—	—	—	(103.6)
Repayment of capital lease obligations	—	—	—	—	(0.5)	(0.5)	—	—	(0.5)
Net change in short-term debt	(37.0)	(37.0)	—	—	(34.1)	(34.1)	—	—	(71.1)
Debt issuance costs	(0.2)	(0.2)	—	—	—	—	—	—	(0.2)
Excess tax benefits from share-based payment arrangements	8.3	8.3	—	—	—	—	—	—	8.3
Net intercompany borrowings	23.8	(60.0)	(79.9)	(41.0)	49.3	45.2	6.8	55.8	—
Net cash provided by (used in) financing activities	85.4	1.6	(79.9)	(41.0)	(1.7)	(5.8)	23.2	72.2	27.0
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(4.7)	(4.7)	—	—	(4.7)
Net change in cash and cash equivalents	—	—	6.4	6.4	21.2	21.2	—	—	27.6
Cash and cash equivalents at beginning of year	—	—	0.2	0.2	119.6	119.6	—	—	119.8
Cash and cash equivalents at end of period	$—	$—	$6.6	$6.6	$140.8	$140.8	$—	$—	$147.4

Condensed Consolidating Statement of Cash Flows

	26 Weeks Ended June 29, 2013
	Parent		Guarantor		Non-Guarantors		Eliminations		Total
(In millions)	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised
Operating Activities:
Net cash (used in) provided by operating activities	$(73.3)	$(22.3)	$27.4	$(11.8)	$125.9	$112.5	$(8.6)	$(7.0)	$71.4
Investing Activities:
Capital expenditures	—	—	(6.2)	(6.2)	(17.6)	(17.6)	—	—	(23.8)
Proceeds from disposal of property, plant and equipment	—	—	—	—	7.1	7.1	—	—	7.1
Net intercompany loans	—	5.7	—	40.8	—	(62.8)	—	16.3	—
Net cash provided by (used in) investing activities	—	5.7	(6.2)	34.6	(10.5)	(73.3)	—	16.3	(16.7)
Financing Activities:
Dividend payments to shareholders	(52.7)	(52.7)	—	—	—	—	—	—	(52.7)
Dividend payments to parent	—	—	—	—	(27.7)	(27.7)	27.7	27.7	—
Net proceeds from issuance of senior notes	200.1	200.1	—	—	(0.1)	(0.1)	—	—	200.0
Proceeds from exercise of stock options	16.7	16.7	—	—	—	—	—	—	16.7
Repurchase of common stock	(203.7)	(203.7)	—	—	—	—	—	—	(203.7)
Repayment of capital lease obligations	—	—	—	—	(1.4)	(1.4)	—	—	(1.4)
Net change in short-term debt	16.1	16.1	—	—	(34.0)	(34.0)	—	—	(17.9)
Debt issuance costs	(0.7)	(0.7)	—	—	—	—	—	—	(0.7)
Excess tax benefits from share-based payment arrangements	9.8	9.8	—	—	—	—	—	—	9.8
Net intercompany borrowings	87.7	31.0	(21.3)	(22.9)	(47.3)	28.9	(19.1)	(37.0)	—
Net cash provided by (used in) financing activities	73.3	16.6	(21.3)	(22.9)	(110.5)	(34.3)	8.6	(9.3)	(49.9)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	(12.2)	(12.2)	—	—	(12.2)
Net change in cash and cash equivalents	—	—	(0.1)	(0.1)	(7.3)	(7.3)	—	—	(7.4)
Cash and cash equivalents at beginning of year	—	—	0.2	0.2	119.6	119.6	—	—	119.8
Cash and cash equivalents at end of period	$—	$—	$0.1	$0.1	$112.3	$112.3	$—	$—	$112.4

Condensed Consolidating Statement of Cash Flows

	Year Ended December 29, 2012
	Parent		Guarantor		Non-Guarantors		Eliminations		Total
(In millions)	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised
Operating Activities:
Net cash (used in) provided by operating activities	$(644.0)	$639.8	$942.0	$97.5	$158.5	$404.0	$(157.8)	$(842.6)	$298.7
Investing Activities:
Capital expenditures	—	—	(10.6)	(10.6)	(65.0)	(65.0)	—	—	(75.6)
Proceeds from disposal of property, plant and equipment	—	—	0.3	0.3	10.5	10.5	—	—	10.8
Return of capital	854.9	854.9	—	—	—	—	(854.9)	(854.9)	—
Net intercompany loans	—	6.9	—	1,327.9	—	(247.2)	—	(1,087.6)	—
Net cash provided by (used in) investing activities	854.9	861.8	(10.3)	1,317.6	(54.5)	(301.7)	(854.9)	(1,942.5)	(64.8)
Financing Activities:
Dividend payments to shareholders	(77.6)	(77.6)	—	—	—	—	—	—	(77.6)
Dividend payments to parent	—	—	—	(686.2)	(131.7)	(131.7)	131.7	817.9	—
Proceeds from exercise of stock options	12.9	12.9	—	—	—	—	—	—	12.9
Repurchase of common stock	(205.0)	(205.0)	—	—	—	—	—	—	(205.0)
Repayment of capital lease obligations	—	—	—	—	(2.3)	(2.3)	—	—	(2.3)
Net change in short-term debt	37.0	37.0	—	—	(31.0)	(31.0)	—	—	6.0
Excess tax benefits from share-based payment arrangements	13.5	13.5	—	—	—	—	—	—	13.5
Net intercompany borrowings	8.3	(1,282.4)	(79.3)	123.5	44.9	46.6	26.1	1,112.3	—
Return of capital to parent	—	—	(854.9)	(854.9)	—	—	854.9	854.9	—
Net cash used in financing activities	(210.9)	(1,501.6)	(934.2)	(1,417.6)	(120.1)	(118.4)	1,012.7	2,785.1	(252.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	0.8	0.8	(0.6)	(0.6)	—	—	0.2
Net change in cash and cash equivalents	—	—	(1.7)	(1.7)	(16.7)	(16.7)	—	—	(18.4)
Cash and cash equivalents at beginning of year	—	—	1.9	1.9	136.3	136.3	—	—	138.2
Cash and cash equivalents at end of period	$—	$—	$0.2	$0.2	$119.6	$119.6	$—	$—	$119.8

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2011
	Parent		Guarantor		Non-Guarantors		Eliminations		Total
(In millions)	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised	Previously Reported	As Revised
Operating Activities:
Net cash provided by (used in) operating activities	$360.4	$(47.1)	$(232.0)	$220.3	$129.5	$77.3	$16.8	$24.2	$274.7
Investing Activities:
Capital expenditures	—	—	(12.7)	(12.7)	(61.2)	(61.2)	—	—	(73.9)
Proceeds from disposal of property, plant and equipment	—	—	—	—	5.0	5.0	—	—	5.0
Net intercompany loans	—	142.9	—	(444.6)	—	(206.6)	—	508.3	—
Net cash provided by (used in) investing activities	—	142.9	(12.7)	(457.3)	(56.2)	(262.8)	—	508.3	(68.9)
Financing Activities:
Dividend payments to shareholders	(73.8)	(73.8)	—	—	—	—	—	—	(73.8)
Dividend payments to parent	—	—	—	—	(12.0)	(12.0)	12.0	12.0	—
Net proceeds from issuance of senior notes	393.3	393.3	—	—	—	—	—	—	393.3
Proceeds from exercise of stock options	16.1	16.1	—	—	—	—	—	—	16.1
Repurchase of common stock	(428.6)	(428.6)	—	—	—	—	—	—	(428.6)
Repayment of long-term debt and capital lease obligations	(405.0)	(405.0)	—	—	(2.4)	(2.4)	—	—	(407.4)
Net change in short-term debt	0.2	0.2	—	—	193.3	193.3	—	—	193.5
Debt issuance costs	(3.0)	(3.0)	—	—	—	—	—	—	(3.0)
Excess tax benefits from share-based payment arrangements	9.0	9.0	—	—	—	—	—	—	9.0
Net intercompany borrowings	111.4	376.0	195.8	188.1	(278.4)	(19.6)	(28.8)	(544.5)	—
Net cash (used in) provided by financing activities	(380.4)	(115.8)	195.8	188.1	(99.5)	159.3	(16.8)	(532.5)	(300.9)
Effect of exchange rate changes on cash and cash equivalents	—	—	(1.4)	(1.4)	(14.0)	(14.0)	—	—	(15.4)
Net change in cash and cash equivalents	(20.0)	(20.0)	(50.3)	(50.3)	(40.2)	(40.2)	—	—	(110.5)
Cash and cash equivalents at beginning of year	20.0	20.0	52.2	52.2	176.5	176.5	—	—	248.7
Cash and cash equivalents at end of period	$—	$—	$1.9	$1.9	$136.3	$136.3	$—	$—	$138.2

Form 10-Q for the Fiscal Quarter Ended September 28, 2013
Goodwill and Intangible Assets, page 34
2. We note the revised disclosures you provided in response to comment 2 in our letter dated October 10, 2013, along with your response to comment 3. Please continue to expand your disclosures for the $38.9 million impairment charge for the BeautiControl U.S. and Canadian operations to address the following:

•
Quantify the negative sales trends that the reporting unit had recognized during the last several years as of the fiscal year 2011 impairment test, including the amount of loss and negative cash flow recognized for fiscal year 2011. Please also disclose the amount of sales, loss and negative cash flow the reporting unit recognized during the first half of fiscal year 2012 along with the anticipated sales, profit and cash flows estimated in the 2011 impairment test. This disclosure will provide investors with some perspective about how the actual operating results compared to the estimated results and the historical results that led to the material impairment charge.

•
While we understand that the reporting unit did not perform as anticipated in the 2011 impairment test for the first half of fiscal year 2012, it remains unclear what the specific underlying factor or factors were that caused you to lower the growth projections for the foreseeable future. Your expanded disclosure should clearly explain why your sales continued to decline and what specifically happened in the second quarter of fiscal year 2012 to cause sales to drop so far below your estimates that you no longer expected sales to turnaround and begin to grow. As the goodwill impairment test is a long-term projection, a short-term decline in operating results would not cause a material impairment charge without some specific factor suggesting otherwise.

Response:
In future filings, we will expand our disclosures regarding the goodwill impairment related to BeautiControl U.S. and Canada. Regarding the second bullet point in the staff's comment above, we would like to point out that, as part of the 2012 impairment test, the Company did expect, and continues to expect, the reporting unit to turnaround and begin to grow. However, given the history of sales decreases, the sales base as of June 2012 and the inability to generate a meaningful return on sales, management appropriately lowered the cash flow projections for the reporting unit. When this lowered projection was combined with the higher discount rate used in 2012, it resulted in the impairment charge. In evaluating actual results, the Company considers reporting unit profit to be essentially the same as cash flow with the only differences being the changes in working capital. We believe the expanded disclosure will provide investors with the appropriate perspective necessary to understand the material factors leading to the impairment charge. In response to this comment, we intend to include the following disclosure in our December 28, 2013 Form 10-K (changes are marked versus the verbiage included in the September 28, 2013 Form 10-Q):
During the second quarter of 2012, the Company completed its annual impairment test of the BeautiControl intangibles and as a result recorded an impairment charge of $38.9 million associated with its U.S. and Canadian operation, as the expected growth rates of sales, profit and cash flow at that time were below the Company's previous projections. In 2011, the Company estimated the fair value of this reporting unit at an amount that exceeded its carrying value by almost 45 percent. However, the estimated fair value was dependent, over the next 3 years, upon the reporting unit's ability to overcome a negative sales trend that had lasted since 2008 ~~several years~~ and to begin increasing its sales force in a profitable manner. In 2007, this reporting unit had $160.0 million in sales. Since that time, as a result of the economic downturn in the United States, as well as increased competition in the retail sector for beauty and personal care products, and the results of strategies implemented and action taken in running the business, annual sales for the reporting unit decreased by approximately 11 percent per year, on average, until 2011 when annual sales were $98.2 million. This led to an operating loss of $2.1 million for the reporting unit in 2011, which was also the first annual period in which the reporting unit was unable to generate ~~positive~~ profit and positive cash flow. Also in 2011, significant investments were made in the reporting unit to build the sales force that were expected to begin reversing the negative sales trend in 2012. These investments did not lead to the increase in sales and profit that were anticipated, as the sales force size (-1%), and its activity (-4%) and productivity (-8%) continued to decrease through the first half of 2012, when the reporting unit had year-to-date sales of $45.1 million, a 12 percent decrease compared with the 2011 year-to-date period, and a loss of $1.2 million. ~~This led to a larger than anticipated decrease in sales in the second quarter of 2012~~. As part of the 2011 annual impairment test, in light of the strategic investments made in 2011, the Company projected 2012 sales would grow by 1 percent to $105 million, over projected 2011 sales of $104 million. In addition, the Company's 2011 annual impairment test assumed a 2012 operating profit of $1 million. As a result of the inability to capitalize on these investments and the resulting decrease in sales in the second quarter of 2012, the growth projections for this business going forward were lowered for the foreseeable future. The performance of the business, as well as other macroeconomic factors, added a risk component to the step 1 valuation performed in 2012 that did not exist in 2011. As a result, the discount rate used was 2.4 percentage points higher than in the 2011 annual valuation. The combination of these factors contributed equally to an estimated fair value that was below the carrying value. The Company then performed the second step in the goodwill impairment test, that resulted in an implied fair value of zero for the goodwill of the reporting unit.
3. We note the additional disclosures you provided for the Nutrimetics Asia Pacific, Nutrimetics Europe and NaturCare impairment charges in response to comment 2 in our letter dated October 10, 2013. In this regard, you have disclosed that: i) Nutrimetics Asia Pacific was experiencing a trend of decreasing sales, profit and cash flows through the second quarter of 2012 and the size and activity levels of the sales force were worse than previously expected and ii) the NaturCare reporting unit had had several years of decreasing sales and profit. In each instance where you reference a decline in operating results or state several years, a trend, or similar language, please quantify the decline in operating results reference and disclose the number of years.
Response:
In future filings, we will expand our disclosures regarding Nutrimetics Asia Pacific, Nutrimetics Europe and NaturCare to quantify changes in operating performances, trends and the related number of years. In response to this comment, we intend to include the following disclosure in our December 28, 2013 Form 10-K (changes are marked versus the verbiage included in the September 28, 2013 Form 10-Q):
Also during the second quarter of 2012, as part of its on-going assessment of goodwill and intangible assets, the Company noted the financial performance of the Nutrimetics Asia Pacific, Nutrimetics Europe and NaturCare reporting units fell below their previous trend lines, and it became apparent that they would fall significantly short of expectations.
Although an impairment of the goodwill of the Nutrimetics reporting unit in Asia Pacific was recorded in the third quarter of 2011 due to an expectation of even sales and slow growth in profit ~~for several years~~ over the subsequent 4 to 5 year period, the results of operations during the second quarter of 2012 represented a 25 percent ~~significant~~ decline in sales, ~~and profit~~ which resulted in a year-to-date loss compared to a profit in the year-over-year comparison.~~versus that projected in 2011, which~~ This was deemed a triggering event. As the size and activity levels of the sales force were worse than previously expected, management concluded it would take 3 years ~~several years~~ in order to reverse the 2 year trend of decreasing sales, profit and cash flows. Similarly, the previously estimated 2011 fair value of the Nutrimetics reporting unit in Europe included an assumption of an ability to grow the business in France annually by an average of 10 percent over the next 4 years. With conditions worsening in Greece, and the determination that there was a lack of necessary infrastructure in the United Kingdom, the decision was made in the second quarter of 2012 to exit these business units. This was deemed a triggering event to evaluate Nutrimetics Europe for impairment. As part of the evaluation of Nutrimetics Europe, it was concluded that the previous growth ~~prospects~~ expectations for the Nutrimetics business in France were not expected ~~to take several years~~ to be realized for at least 6 years and results were expected to decline for the next 3 years ~~in the near term~~. As a result of the conditions in Greece, the United Kingdom and France, the projections for the Nutrimetics Europe reporting unit were lowered. Due to ~~insufficient~~ profit results in both Nutrimetics Asia Pacific and Nutrimetics Europe, management also determined it was appropriate to lower the royalty rate versus what had previously been used to value the Nutrimetics tradename. In addition, since the 2009 impairment of the NaturCare tradename, the reporting unit had ~~had several~~ recorded ~~years of~~ slight decreases ~~decreasing~~ in sales and profit versus an average expected 8% sales increase, though the unit had never had an annual loss or negative cash flow. During a business review conducted during the second quarter of 2012, the reporting unit's management projected that the business would not grow in a significant way for the foreseeable future. This was deemed to be a triggering event and both the tradename and goodwill were tested for impairment.
4. We have read your response to comment 5 in our letter dated October 10, 2013, along with the revised disclosures provided in the third quarter of fiscal year 2013 Form 10-Q. As previously requested, please confirm that in future filings beginning with your 2013 Form 10-K that you will disclose, if true, that the fair value of all of your reporting units substantially exceed the respective carrying values, if appropriate. Please note that a fair value that is substantially in excess of the carrying value means that it is not reasonably likely that significant changes in the estimates and assumptions used to estimate fair value would occur and result in an impairment charge related to the assets. For example, it is unclear whether the estimated fair value of the BeautiControl reporting unit that exceeded the carrying value by 49% during fiscal year 2011 was substantially in excess of the carrying value, since a material impairment charge occurred with the 2012 impairment test. To the extent that you are unable to disclose that the fair value of a reporting unit is substantially in excess of the carrying value and the goodwill is material to total assets and/or total equity, we continue to request that you provide the following disclosures at the reporting unit level:

•	Identification of the reporting unit;

•	A description of the specific assumptions to the corresponding reporting unit that drive the estimated fair value.

•
A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•
A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value. In regard to the corresponding disclosure you did provide for the one reporting unit, please expand this analysis to provide more specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units’ estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have provided in your 2012 Form 10-K in response to this comment.
Response:
In future filings, we will disclose, if applicable, that the fair value of our reporting units is substantially in excess of the carrying value if the goodwill is material to total assets and/or total equity. We consider Fuller Mexico and NaturCare to be the only reporting units with goodwill balances that are material to total assets and/or total equity. For the goodwill and indefinite lived intangible assets associated with the remaining reporting units, we will continue to assess the foreseeable risk of these assets failing a future impairment test. If the risk profile changes for any of our reporting units and indefinite lived intangible assets such that there is a reasonable likelihood of an impairment, we will provide forewarning language and sufficient details to allow investors to understand the potential magnitude and the key factors that would ultimately lead to an impairment. In response to this comment, an excerpt of the disclosure we would have provided in our December 29, 2012 form 10-K is as follows (changes are marked versus the verbiage included in the December 29, 2012 Form 10-K):
With the tradename impairment recorded in the current year for Nutrimetics and NaturCare, these assets are at a higher risk of additional impairments in future periods if changes in certain assumptions occur. There is no longer a goodwill balance recorded related to Nutrimetics or BeautiControl United States and Canada.
The Company considers the year-end 2012 goodwill balances of $117.3 and $33.9 million associated with the Fuller Mexico and NaturCare reporting units, respectively, to be significant relative to total equity. In 2012, the Company performed a qualitative assessment for the goodwill associated with the Fuller Mexico reporting unit and concluded it was more likely than not that the fair value of the reporting unit was greater than its carrying amount. The Company's most recent step one goodwill impairment test for Fuller Mexico, performed as of October 1, 2011, indicated the fair value substantially exceeded its carrying value. The estimated fair value of the NaturCare reporting unit exceeded the carrying value by 29 percent as of June 2012, the date of its most recent step 1 analysis. Based on the the Company's evaluation of the assumptions and sensitivities associated with the step 1 analysis for NaturCare, the Company has concluded that the fair value substantially exceeded its carrying value as of June 2012.
Based on the results of the annual impairment tests outlined above, management has concluded that the fair value of all of the Company's remaining reporting units and tradename intangibles exceeds their respective carrying values based on the current estimates and assumptions regarding sales performance and profitability. In addition, management has concluded that there is no significant foreseeable risk of these reporting units failing a future step one impairment test, nor is there significant foreseeable risk of the fair value of the indefinite lived intangible assets falling below their respective carrying values. Given the sensitivity of ~~the~~ fair value estimates ~~valuations~~ to changes in cash flow or market multiples, the Company may be required to recognize an impairment of goodwill or intangible assets in the future due to changes in market conditions or other factors related to the Company’s performance. Actual results below forecasted results or a decrease in the forecasted future results of the Company’s business units ~~plans~~, royalty rates or changes in discount rates could also result in an impairment charge, as could changes in market characteristics including declines in valuation multiples of comparable publicly-traded companies. Further impairment charges would have an adverse impact on the Company’s net income and shareholders' equity.
Liquidity and Capital Resources, page 43
5. We note that larger increases in inventory in 2013 negatively impacted operating cash flows for the nine months ended September 28, 2013. However, you did not provide investors with any insight as to the causes for the increase. Please confirm that you will disclose to investors the measure management uses to assess the realizability of inventories (i.e., days inventories outstanding or inventory turnover ratio) and provide investors with an explanation of the material factors causing a positive or negative change in the measure in future filings. Please refer to Item 303(a)(1) of Regulation S-X and Section 501.13 of the Financial Reporting Codification for guidance.

Response:
The measure management uses to assess the realizability of inventories is described in Note 1 to the Consolidated Financial Statements of the Company's December 28, 2012 form 10-K. This policy discloses that the Company writes down its inventory for obsolescence or unmarketability in an amount equal to the difference between the cost of the inventory and estimated market value based upon expected future demand and pricing. It further explains that the Company prepares projections of demand and pricing on an item by item basis for all of its products. If inventory on hand exceeds projected demand or the expected market value is less than the carrying value, the excess is written down to its net realizable value. In future filings, the Company will provide investors with an explanation of any material factors causing a positive or negative change in the measure of realizability of inventories when applicable and material to the liquidity of the Company's operations as provided in Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification. Regarding the inventory increase for the nine months ended September 28, 2013, the Company evaluated the increase in inventory at that time and concluded that the increase did not represent a negative trend, known commitment, event or uncertainty that was reasonably likely to result in the Company's liquidity decreasing in a material way in light of the increase in cash flow from operating activities during the period, as well as the financing available under the Company's revolving credit agreement. The increase was also in-line with the Company's on-going growth and its historical pattern of building inventory levels in the third quarter in preparation for the Company's largest promotional periods that occur in the fourth quarter each year. In future filings, the Company will continue to assess whether large increases in inventory represent a new, material trend that would require additional discussion to help financial statement users understand the liquidity and capital resources of the Company.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company is mindful of its accounting and disclosure obligations under the securities laws and intends for its SEC filings to be exemplary in this respect. We believe that our comments and expressions of intent with respect to future filings satisfactorily respond to all matters raised by the Staff.
If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at 407-826-8899.

Sincerely,

/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer